Orezone Resources Inc.
Financial Statements
For the three months ended March 31, 2002
(Unaudited)

Contents

Financial Statements

Orezone Resources Inc.
Statement of Operations
(Unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Revenue		
Interest	$ 431	$ 5,560.00
Administrative expenses		
Management fees	19,000	6,752
Report to shareholders	553	-
Professional fees	13,952	-
Rental expenses	3,000	7,564
Stationery and office	347	385
Telecommunications	1,108	1,494
Travelling and promotion	10,085	4,148
Transfer agent fees	2,839	2,971
Regulatory agencies	13,181	80
Conferences and subscriptions	-	50
Interest and bank charges	620	622
U.S. exchange gain or loss	385	(11,656)
Amortization of capital assets	270	433
	65,340	12,843
Net loss for the period	**(64,909)**	(7,283)
Deficit, beginning of period	**(7,753,294)**	(6,686,951)
Deficit, end of period	**($7,818,203)**	($6,694,234)
Net loss per share	**$ (0.002)**	$ (0.0003)

Orezone Resources Inc.
Statement of Cash Flows
(Unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Cash flows from operating activities		
Net loss for the period	**(64,909)**	(7,283)
Adjustments for		
Amortization of capital assets	**270**	433
	(64,639)	(6,850)
Changes in non-cash working capital items	**(200,528)**	(72,802)
	(265,167)	(79,652)
Cash flows from investing activities		
Capital assets		
Deferred exploration and development expenses	**(108,032)**	129,451
	(108,032)	129,451
Cash flows from financing activities		
Issue of shares	**(7,010)**	-
Increase (decrease) in cash during the period	**(380,209)**	49,799
Cash and equivalents, beginning of period	**506,893**	596,475
Cash and equivalents, end of period	**126,684**	646,274

Orezone Resources Inc.

Statement of Deferred Exploration and Development Expenses

(Unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Balance, beginning of period	**$ 3,009,007**	$ 3,446,999
Additions		
Drilling	**3,632**	10,027
Geophysical surveys	**17,167**	-
Project consulting	**14,190**	7,579
Geological surveys	**32,999**	19,616
Management fees	**-**	5,676
Travelling expenses	**4,363**	42
Analysis - Geochemistry	**2,199**	15,272
Equipment rental	**300**	12,200
Line cutting		
Trenching and stripping	**1,611**	-
Reports and maps	**16,694**	-
Claim management		
General field expenses	**16,685**	4,767
Legal and accounting		
Option on property	**34,100**	-
Renewal of licences and permits	**3,192**	440
	113,032	75,619
Expenses reimbursed by partner	**(5,000)**	(205,070)
Balance, end of period	**$ 3,117,039**	$ 3,317,548

Orezone Resources Inc.

Balance Sheet
(Unaudited)

	March 31 2002	December 31 2001
Assets		
Current assets		
Cash and cash equivalents	$ 126,684	$ 506,893
Taxes receivable	23,469	19,185
Prepaid expenses	130,633	41,255
	280,786	567,333
Listed Shares (market value $120,000)	40,000	40,000
Capital assets, at cost less accumulated amortization	3,638	3,908
Mining properties, at cost	1,071,766	1,071,766
Deferred expenses, at cost		
Exploration and development expenses	3,117,039	3,009,007
Prepaid royalties	-	-
	$ 4,513,229	$ 4,692,014
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 332,099	$ 438,963
Advance on exploration works	-	-
	332,099	176,487
Due to related parties, without interest	27,495	27,495
	359,594	466,658
Shareholders' equity		
Share capital	11,920,040	11,927,050
Contributed surplus	51,800	51,800
Deficit	(7,818,205)	(7,753,294)
	4,153,635	4,225,556
	$ 4,153,229	$ 4,692,014

1. **Accounting Policies**

These interim Financial Statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2001. The significant accounting policies followed in the preparation of these Interim Financial Statements are consistent with those found in the 2001 Annual Report.

2. **Mining Assets**

	Acquisition Cost	Deferred exploration and development expenses
	$	$
Mining properties		
AFRICA		
Intiédougou (a)	650,644	2,043,321
Kerboulé (b)	297,694	1,044,739
Bondigui (c)	43,478	244,056
Essakan(g)		8,000
Kantela (d)	35,000	182,996
Sébédougou (e)	8,750	309,672
Seguenega (f)	18,000	17,448
	1,053,566	3,850,232
Partners' contributions (l)		(1,066,199)
	1,053,566	2,784,033
CANADA		
La Grande-East (h)		240,202
Monster(k)		50,000
Wemindji (l)	18,200	23,356
WR (j)		64,448
	18,200	378,006
Partners' contributions (l)		(5,000)
Option payment		(40,000)
	18,200	333,006
	1,071,766	3,117,039

a) **Intiédougou, Burkina Faso**

The Corporation holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b) **Kerboulé, Burkina Faso**

The Corporation acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3%NSR where (3/4) can be repurchased by the Corporation for US$1.5 million.

c) **Bondigui, Burkina Faso**

On May 6, 1998, the Corporation obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totalling US$1.2 million during the following four years. In 2001, Orezone was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 2002.

d) **Kantela, Mali**

On January 17, 2001, the property was optioned to the Corporation. The Corporation can earn a 51% interest in the property by spending US$500,000 and making cash payments of CDN $65,000 over a 3 year period. The Corporation has spent CDN $170,000 to date. The Corporation did not make a required cash payment on March 30th , 2002. The agreement is currently being renegotiated.

e) **Sébédougou, Burkina Faso**

The Corporation has earned a 20% interest in the permit from Coronation International Mining Corporation. The Corporation will have to renegotiate a new joint venture should it wish to earn or acquire a greater interest in the permit.

f) **Seguenega, Burkina Faso**

The Corporation has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty. If the Corporation does not spend CDN $150,000 in the first year, Repadre may request the property be returned.

g) **Essakan, Burkina Faso**

The Corporation is acquiring the Essakan property through the merger with UK based Coronation International Mining Corporation

All permits/properties in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of the Republic. These terms may be further negotiated, depending on project specific economics, at the time of application for a mining convention

h) **La Grande-East, Québec**

The Corporation holds a 100% interest in the La Grande-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000.

The Corporation holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometres in the La Grande area.

i) Wemindji, Québec

The Corporation owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary.

j) WR, Ontario (Previously FC Property)

The WR property consists of 42 claims blocks totalling 555 units for 89 square km located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Corporation having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by February 15th, 2003. Depending on the results, the Corporation may have to make additional cash payments and issuance of shares. The Corporation has spent over CDN $54,000 to date on the WR project. Orezone is the operator. BHP Billiton Diamonds Inc. has agreed to spend up to $20,000 in work to confirm recent results in consideration for a 60 day first right of refusal to option the property.

k) Monster Copper Property

On February 21, 2002, the Corporation signed an option agreement with Monster Copper Resources Inc. in which the Corporation agrees to fund $ 1,200,000 in exploration expenditures prior to March 31, 2006 in consideration to earn a 50 % interest in a property located in the Yukon Territory.

l) Partners' contributions

1) During the current period, the Corporation received $5,000 from BHP Diamonds as a contribution to the sampling expenses at the WR Project.

3. Capital Stock

23,678,643 Class A Shares Issued and Outstanding

Dilution Summary	Options Outstanding	Price	Expiration Date
Options	175,000	@ $0.30	May 12, 2002
Options	290,000	@ $0.30	December 15, 2007
Options	395,000	@ $0.30	March 9, 2008
Options	50,000	@ $0.30	May 1, 2008
Options	630,000	@ $0.50	January 11, 2009
Options	371,450	@ $0.35	September 22, 2009
Options	500,000	@ $0.20	January 15, 2012
Warrants	500,000	@ $0.30	April 28, 2002
Warrants	500,000	@ $0.30	July 16, 2002
Warrants	1,000,000	@ $0.30	November 6, 2002
Warrants	175,000	@ $0.20	December 20, 2003
Total	4,086,450		